EXHIBIT 99.1

Brookfield and Microsoft Collaborating to Deliver Over 10.5 GW of New Renewable Power Capacity Globally

  First of its kind global framework agreement will accelerate the expansion of renewable energy capacity to contribute to Microsoft’s sustainability goals
  The five-year agreement outlines plans for the development of over 10.5 gigawatts of new renewable energy capacity, almost eight times larger than the largest single corporate PPA ever signedi
  Potential to expand the framework scope and development capacity within the target regions of the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America

TORONTO and REDMOND, Wash., May 01, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM; TSX: BAM), together with Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield”) and Microsoft (NDAQ: MSFT), are pleased to announce the signing of a global renewable energy framework agreement (“the agreement”) to contribute to Microsoft’s goal of having 100% of its electricity consumption, 100% of the time, matched by zero carbon energy purchases by 2030.

The agreement between Brookfield and Microsoft is rooted in the two companies’ shared goals to decarbonize global energy supplies and reduce carbon emissions. Having contracted almost one gigawatt of renewable capacity to date outside of the agreement, this agreement builds on the strong collaboration and extends it into the future.

The agreement provides a pathway for Brookfield to deliver over 10.5 gigawatts of new renewable energy capacity between 2026 and 2030 in the U.S. and Europe. The agreement includes the potential to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America, and provides an incentive for Brookfield to build a large portfolio of new renewable energy projects over the coming years.

The agreement provides Microsoft with access to a pipeline of new renewable energy capacity to support the growing demand for cloud services at home and at work. The scale of the new capacity from Brookfield will contribute to the decarbonization of the grid and accelerate the global shift to renewable energy solutions within the cloud industry. The agreement will not only focus on wind and solar, but also new or impactful carbon free energy generation technologies.

“As the global trend of digitalization and the adoption of AI continues to drive growth in demand for electricity, we are thrilled to collaborate with Microsoft to support their customer demand with the build-out of over 10.5 gigawatts of renewable energy capacity. This first of its kind agreement, which is almost eight times larger than the largest single corporate PPA ever signed, is a testament to our ability to reliably deliver clean power solutions at scale to our corporate partners and accelerate the energy transition," said Connor Teskey, CEO of Brookfield Renewable and President of Brookfield Asset Management.

“Microsoft wants to use our influence and purchasing power to create lasting positive impact for all electricity consumers. This collaboration with Brookfield drives the innovative development of more diverse energy grids globally and contributes to delivering our goal of achieving 100% of our electricity consumption, 100% of the time, matched by zero carbon energy purchases by 2030,” said Adrian Anderson, General Manager of Renewables, Carbon Free Energy, and Carbon Dioxide Removal (CDR).

Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Brookfield Renewable

Brookfield Renewable Partners (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) is the flagship listed renewable power and transition company of Brookfield Asset Management and operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and distributed energy and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 33,000 megawatts and our development pipeline stands at approximately 155,400 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Contact Information:

Microsoft Corporation
rapidresponse@we-worldwide.com

Brookfield
Simon Maine (Media)	Alex Jackson (Investors)
+44 7398 909 278	+1 416 649 8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

i Per BNEF tracked data the largest PPA signed between two separate independent parties is 1.3 GW